EXHIBIT 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	2012	2011	2010	2009	2008
Income (loss) from operations before income taxes	$44	$(11)	$(158)	$(233)	$376
Add (deduct):
Fixed charges	428	421	443	440	446
Capitalized interest	(6)	(4)	(3)	(5)	(10)
Amortization of capitalized interest	7	7	7	6	6
Net (earnings)/losses related to certain 50% or less owned affiliates	(2)	(4)	1	32	10
Distributions from equity investments	3	—	2	1	3
Dividends on preferred stock	—	—	(4)	(9)	(9)
Issuance costs of redeemed preferred stock	—	—	(4)	—	—

Adjusted earnings	$474	$409	$284	$232	$822

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$373	$371	$383	$378	$374
Capitalized interest	6	4	3	5	10
Dividends on preferred stock	—	—	4	9	9
Issuance costs of redeemed preferred stock	—	—	4	—	—
Portion of rents representative of the interest factor	49	46	49	48	53

Total fixed charges and preferred stock dividends	$428	$421	$443	$440	$446

Ratio of earnings to fixed charges and preferred stock dividends	1.1				1.8
Deficiency of earnings to fixed charges and preferred stock dividends	—	$(12)	$(159)	$(208)	—